Exhibit 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON COMPLETES DEFINITIVE AGREEMENTS RELATING TO
CDN $94.9 MILLION OF EQUITY FINANCING
AND ALSO A URANIUM OFFTAKE AGREEMENT WITH KEPCO
Toronto, ON — June 15, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce the signing of agreements with Korea Electric Power Corporation and certain of its subsidiaries (collectively “KEPCO”), which formalize the general terms of the Memorandum of Understanding that was signed by Denison and KEPCO on April 13, 2009.
Ron Hochstein, President and CEO of Denison commented; “Denison welcomes KEPCO, one of the world’s largest and most significant uranium industry participants, as a shareholder and important partner of the Company going forward.” The KEPCO relationship is expected to position Denison for further growth through the development of its own pipeline of projects, and in its pursuit of industry opportunities.
Equity Financing
KEPCO has agreed to purchase 58 million common shares of Denison at an issue price of $1.30 per share for proceeds of CDN $75.4 million and entities affiliated with Lukas Lundin, a director of Denison, will purchase an additional 15 million common shares at the same issue price for proceeds of CDN $19.5 million, both on a private placement basis. The issue price of CDN$1.30 per share agreed to in April was based on a 15% premium to the 30 day moving average share price. KEPCO will own approximately 17% of the issued capital outstanding at the closing of these financings, assuming the completion of the CDN$82 million bought deal prospectus financing announced by Denison on May 26, 2009, excluding the overallotment option granted to the underwriters.
Offtake Agreement
Denison and KEPCO have entered into a long-term offtake agreement which provides for the delivery to KEPCO 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015, inclusive. Denison has also granted KEPCO an option, exercisable within 30 days from the closing of the equity financing, to purchase an additional 400,000 pounds U3O8 (±10%) per year from 2011 to 2015, inclusive. The purchase price per pound U3O8 for the initial term to 2015 will be based on industry standard terms. The offtake agreement also provides that KEPCO will purchase 20% of Denison’s uranium production after 2015, subject to agreement on pricing and KEPCO maintaining a 10% minimum shareholder percentage in Denison.
KEPCO has the right to appoint one director to Denison’s board of directors at the time of closing and a second director at the Company’s next Annual General meeting. KEPCO will also have certain ongoing financing rights which will permit it to maintain its pro-rata interest in Denison.
Denison and KEPCO have agreed to co-operate when appropriate on potential acquisitions and divestitures. The combined technical, uranium market knowledge and financing capabilities of the Companies are expected to enhance the opportunities available to Denison.
These transactions are subject to regulatory approvals and satisfaction of certain conditions including delivery of opinions and other customary closing documents. Denison expects that the transaction will close in late June 2009.

Cormark Securities Inc. acted as financial advisor for Denison and Macquarie Capital Advisers in Korea and Canada acted as financial advisors for KEPCO.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to the proposed transactions announced; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues, currency exchange rate fluctuations, government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the need for continued cooperation by the parties to the proposed transactions in this negotiation and execution of definitive agreement, and performance of their obligations thereunder; unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Annual Report on Form 40-F of Denison for the year ended December 31, 2008 and other continuous disclosure documents filed since December 31, 2008 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.